UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

EASTMAN KODAK COMPANY
(Exact name of registrant as specified in its charter)

NEW JERSEY	1-87	16-0417150
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

343 STATE STREET, ROCHESTER, NEW YORK 14650 (Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: 585-724-4000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

Item 1.01                      Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure:

The Conflict Minerals Report for the period from January 1, 2013 to December 31, 2013 is filed herewith as Exhibit 1.02 and is publicly available through Kodak’s investor center under the “About Kodak” tab on its website at www.kodak.com.

Item 1.02                      Exhibit

Refer to Exhibit 1.02 to this specialized disclosure report, incorporated herein by reference.

Item 2.01                      Exhibits

Exhibit 1.02 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EASTMAN KODAK COMPANY

By: /s/ Patrick M. Sheller                                                                                                          June 2, 2014
Patrick M. Sheller,                                                                                                                        (Date)
General Counsel, Secretary,
Chief Administrative Officer and Senior Vice President